Exhibit 99.1

China Yuchai International Announces Unaudited

2023 Second Half-Year and Full Year Financial Results

SINGAPORE, Singapore — February 27, 2024 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“GYMCL”), wishes to announce today its unaudited consolidated financial results for the 2023 second half year (“2H 2023”) and fiscal year ended December 31, 2023 (“FY 2023”). The financial information presented herein for the second half year and fiscal year of 2023 and the second half year (“2H 2022”) and fiscal year ended December 31, 2022 (“FY 2022”) are reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2023

•	Revenue increased by 18.9% to RMB 8.9 billion (US$ 1.3 billion) compared with RMB 7.5 billion in 2H 2022;

•	Gross profit was RMB 1.4 billion (US$ 202.4 million) compared with RMB 1.2 billion in 2H 2022. Gross margin was 16.2% in 2H 2023 compared with 16.1% in 2H 2022;

•	Operating profit was RMB 221.8 million (US$ 31.3 million) compared with RMB 231.3 million in 2H 2022;

•	Basic and diluted earnings per share were RMB 2.62 (US$ 0.37) compared with RMB 3.06 in 2H 2022;

•	Total number of engines sold increased by 5.2% to 147,700 units compared with 140,345 units in 2H 2022.

Revenue was RMB 8.9 billion (US$ 1.3 billion) compared with RMB 7.5 billion in 2H 2022.

The total number of engines sold in 2H 2023 increased by 5.2% to 147,700 units compared with 140,345 units in 2H 2022. The increase was mainly due to higher heavy-and medium-duty engine sales in the truck and bus markets as well as increased sales in the marine and power generation and industrial markets.

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According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in 2H 2023, commercial vehicle unit sales in China (excluding sales of gasoline-powered and electric-powered vehicles) increased by 28.2% compared to 2H 2022, as sales of trucks and buses increased by 28.0% and 29.5% respectively.

Gross profit was RMB 1.4 billion (US$ 202.4 million), compared with RMB 1.2 billion in 2H 2022. Gross margin was 16.2% in 2H 2023 compared with 16.1% in 2H 2022.

Other operating income increased by 21.8% to RMB 306.2 million (US$ 43.2 million) compared with RMB 251.3 million in 2H 2022. The increase was mainly due to a gain of RMB 113.0 million on the disposal of a subsidiary. Excluding this one-off item, the other operating income would have been RMB 193.2 million (US$ 27.3 million), lower by RMB 58.1 million compared with 2H 2022. This decline was mainly attributable to lower government grants.

Research and development (“R&D”) expenses increased by 9.9% to RMB 470.5 million (US$ 66.4 million) compared with RMB 428.0 million in 2H 2022 due to higher personnel salaries and related expenses. Total R&D expenditures, including capitalized costs, were RMB 599.2 million (US$ 84.6 million) representing 6.8% of revenue in 2H 2023, as compared to RMB 540.8 million representing 7.2% of revenue in 2H 2022.

Selling, general and administrative (“SG&A”) expenses increased by 31.7% to RMB 1.0 billion (US$ 147.9 million) from RMB 795.3 million in 2H 2022. The increase was mainly due to increased personnel salaries and related expenses, and higher warranty and travel expenses compared with the same period last year. SG&A expenses represented 11.8% of revenue for 2H 2023 compared with 10.7% for 2H 2022.

Operating profit was RMB 221.8 million (US$ 31.3 million) from RMB 231.3 million in 2H 2022. The operating margin was 2.5% compared with 3.1% in 2H 2022.

Finance costs increased by 15.6% to RMB 46.5 million (US$ 6.6 million) from RMB 40.2 million in 2H 2022 primarily due to higher bills discounting.

The share of financial results of the associates and joint ventures climbed to a profit of RMB 32.5 million (US$ 4.6 million), compared with RMB 1.8 million in 2H 2022. The improvement was mainly driven by higher profits at MTU Yuchai Power Company Limited, and significantly reduced losses at Y&C Engine Co., Ltd. and Guangxi Purem Yuchai Automotive Technology Co., Ltd.

Income tax expense was RMB 37.9 million (US$ 5.3 million) compared with RMB 2.6 million in 2H 2022. The change was mainly due to under-provision in prior years and higher taxable income in the same period of 2023.

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Net profit attributable to equity holders of the Company was RMB 107.1 million (US$ 15.1 million) compared with RMB 124.9 million in 2H 2022.

Basic and diluted earnings per share were RMB 2.62 (US$ 0.37) compared with RMB 3.06 in 2H 2022.

Basic and diluted earnings per share for 2H 2023 and 2H 2022 were based on a weighted average of 40,858,290 shares.

Financial Highlights for FY 2023

•	Revenue grew by 12.6% to RMB 18.0 billion (US$ 2.5 billion) compared with RMB 16.0 billion in FY 2022;

•	Gross profit increased by 16.7% to RMB 2.9 billion (US$ 411.7 million), a 16.2% gross margin, compared with RMB 2.5 billion and a gross margin of 15.6% in FY 2022;

•	Operating profit increased by 17.4% to RMB 609.4 million (US$ 86.0 million) compared with RMB 519.3 million in FY 2022;

•	Basic and diluted earnings per share increased by 30.7% to RMB 6.99 (US$ 0.99) from RMB 5.35 in FY 2022;

•	Total number of engines sold decreased by 2.4% to 313,493 units compared with 321,256 units in FY 2022.

Revenue was RMB 18.0 billion (US$ 2.5 billion) compared with RMB 16.0 billion in FY 2022.

The total number of engines sold in FY 2023 decreased by 2.4% to 313,493 units compared with 321,256 units in FY 2022. The decrease was mainly due to lower sales in the truck and agricultural markets, partially offset by increased sales in the bus, industrial, marine and power generation and new energy markets.

According to CAAM, commercial vehicle unit sales in China (excluding sales of gasoline-powered and electric-powered vehicles) increased by 17.2% year-over-year in FY 2023, as sales of trucks increased by 15.6% and the smaller bus market sales increased by 28.8%.

Gross profit increased by 16.7% to RMB 2.9 billion (US$ 411.7 million) compared with RMB 2.5 billion in FY 2022. Gross margin increased to 16.2% compared with 15.6% in FY 2022. The increase in gross margin was mainly attributable to higher revenue from heavy-duty engines and continuing cost reduction initiatives, partially offset by higher customer sales rebates.

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Other operating income increased by 31.4% to RMB 442.4 million (US$ 62.5 million) compared with RMB 336.8 million in FY 2022. The increase was mainly due to a gain of RMB 113.0 million on disposal of a subsidiary. Excluding this one-off item, the other operating income would have been RMB 329.4 million (US$ 46.5 million) in FY 2023.

R&D expenses increased by 4.8% to RMB 876.6 million (US$ 123.8 million) compared with RMB 836.4 million in FY 2022. GYMCL continued its initiatives to enhance the engine quality and performance of its National VI and Tier-4 emission standard compliant engines, and to develop new energy products. In FY 2023, total R&D expenditures including capitalized costs were RMB 1.1 billion (US$ 150.3 million) compared with RMB 1.0 billion in FY 2022, representing 5.9% of the revenue compared with 6.4% in FY 2022.

SG&A expenses were RMB 1.9 billion (US$ 264.3 million) representing 10.4% of the revenue, compared with RMB 1.5 billion, representing 9.2% of the revenue in FY 2022. This increase was mainly due to higher personnel and related expenses and warranty expenses compared with last year.

Operating profit grew by 17.4% to RMB 609.4 million (US$ 86.0 million), compared with RMB 519.3 million in FY 2022. The operating margin was 3.4% compared with 3.2% in FY 2022.

Finance costs increased by 4.9% to RMB 100.2 million (US$ 14.1 million) from RMB 95.5 million in FY 2022.

The share of financial results of the associates and joint ventures was income of RMB 62.1 million (US$ 8.8 million) compared with a loss of RMB 29.1 million in FY 2022. The income was primarily generated by higher profits at MTU Yuchai Power Company Limited, and the share of lower losses at Y&C Engine Co., Ltd. and Guangxi Purem Yuchai Automotive Technology Co., Ltd.

Income tax expense was RMB 148.5 million (US$ 21.0 million) as compared with RMB 59.1 million in FY 2022. The increase was mainly due to under-provision in prior years and higher taxable income in FY 2023.

Net profit attributable to China Yuchai’s shareholders was RMB 285.5 million (US$ 40.3 million) compared with RMB 218.6 million in FY 2022.

Basic and diluted earnings per share were RMB 6.99 (US$ 0.99) compared with RMB 5.35 in FY2022.

Basic and diluted earnings per share for FY 2023 and FY 2022 were based on a weighted average of 40,858,290 shares.

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Balance Sheet Highlights as at December 31, 2023

•	Cash and bank balances were RMB 6.0 billion (US$ 852.7 million) compared with RMB 4.9 billion at the end of FY 2022;

•	Trade and bills receivables were RMB 7.8 billion (US$ 1.1 billion) compared with RMB 6.8 billion at the end of FY 2022;

•	Inventories were RMB 4.6 billion (US$ 656.4 million) compared with RMB 4.9 billion at the end of FY 2022;

•	Trade and bills payables were RMB 7.6 billion (US$ 1.1 billion) compared with RMB 6.9 billion at the end of FY 2022;

•	Short-term and long-term loans and borrowings were RMB 2.5 billion (US$ 358.7 million) compared with RMB 2.3 billion at the end of FY 2022.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our strategy of maintaining a diverse product portfolio serving multiple end markets proved effective in generating profitable revenue growth amid uncertain times. In 2023, the Chinese economy grew by approximately 5.2%, an increase from the 3% growth in 2022 during the post COVID-19 recovery period. Despite the overall economic growth, the Chinese property market remained weak, experiencing a decline in new construction throughout 2023. Non-government fixed asset investment (excluding rural households) declined by 0.4% for the year. Consumer confidence remained subdued resulting in deflationary pressures and heightened uncertainty for future growth.”

“Despite these challenges, we are pleased to report that our heavy-duty engines for the truck and bus markets experienced robust growth in the second half of 2023. In addition, our marine and generator business achieved over 20% growth. Key joint ventures demonstrated enhanced operational performance throughout 2023.”

“Our strong balance sheet provides the resources to take advantage of future growth opportunities,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for FY 2023. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for FY 2023 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.0827= US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2023. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2023 or at any other date.

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Unaudited 2H 2023 and FY 2023 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 27, 2024. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BIaa9ad5e8ac7a497b938a4b7ca61e8015 at least one hour before the scheduled start time. A reply email will be sent with instructions and numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, GYMCL sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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